Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post Effective Amendment No. 1 to Registration Statement No. 333-131426 on Form S-3 of our reports dated February 28, 2007, relating to the consolidated financial statements of Evergreen Energy Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for stock-based compensation) and management’s report on the effectiveness of internal control over financial reporting of Evergreen Energy Inc., appearing in the Annual Report on Form 10-K of Evergreen Energy Inc. for the year ended December 31, 2006.  We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

Deloitte & Touche LLP

Denver, Colorado

October 29, 2007